Exhibit 99.1

COGNOS INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(US$000s except share amounts, CDN GAAP)
(Unaudited)

	Three months ended November 30,		Nine months ended November 30,

	2003	2002	2003	2002

Revenue
Product license	$ 72,551	$ 62,223	$ 192,586	$ 167,097
Product support	68,676	52,853	198,965	152,269
Services	31,000	22,998	89,420	67,942

Total revenue	172,227	138,074	480,971	387,308

Cost of revenue
Cost of product license	1,121	722	3,338	2,170
Cost of product support	7,051	5,240	20,793	14,682
Cost of services	22,924	17,599	65,286	50,219

Total cost of revenue	31,096	23,561	89,417	67,071

Gross margin	141,131	114,513	391,554	320,237

Operating expenses
Selling, general, and administrative	86,185	67,492	248,199	201,100
Research and development	22,265	18,264	67,273	56,991
Amortization of intangible assets	2,375	1,969	7,164	6,962
Investment tax credits	(4,609)	(2,179)	(11,864)	(4,837)

Total operating expenses	106,216	85,546	310,772	260,216

Operating income	34,915	28,967	80,782	60,021
Interest expense	(552)	(211)	(877)	(442)
Interest income	975	1,521	3,562	4,741

Income before taxes	35,338	30,277	83,467	64,320
Income tax provision	11,412	11,100	29,626	23,618

Net income	23,926	19,177	53,841	40,702
Retained earnings at beginning of the period	245,629	173,524	215,714	164,144
Repurchase of shares	--	(6,234)	--	(18,379)

Retained earnings at end of the period	$ 269,555	$ 186,467	$ 269,555	$ 186,467

Net income per share
Basic	$0.27	$0.22	$0.60	$0.46

Diluted	$0.26	$0.21	$0.59	$0.45

Weighted average number of shares (000s)
Basic	89,692	87,845	89,133	87,916

Diluted	92,614	89,882	91,779	90,487

(See accompanying notes)

COGNOS INCORPORATED
CONSOLIDATED BALANCE SHEETS
(US$000s, CDN GAAP)

	November 30, 2003	February 28, 2003

Assets	(Unaudited)	(Note 1)
Current assets
Cash and cash equivalents	$ 166,227	$ 162,588
Short-term investments	154,668	79,670
Accounts receivable	118,767	139,116
Prepaid expenses and other current assets	11,801	8,884
Deferred tax assets	4,165	5,427

	455,628	395,685
Fixed assets	72,599	63,467
Intangible assets	25,736	32,902
Goodwill	170,475	169,991

	$ 724,438	$ 662,045

Liabilities
Current liabilities
Accounts payable	$ 25,623	$ 33,310
Accrued charges	24,486	34,192
Salaries, commissions, and related items	45,357	48,916
Income taxes payable	9,797	4,395
Deferred revenue	129,882	146,008

	235,145	266,821
Long-term liabilities	--	1,647
Deferred income taxes	20,430	14,868

	255,575	283,336

Stockholders' Equity
Capital stock
Common shares and additional paid-in capital
(November 30, 2003 - 89,915,921; February 28, 2003 - 88,124,914)	200,600	173,363
Treasury shares
(November 30, 2003 - 43,500; February 28, 2003 - 22,500)	(1,065)	(501)
Deferred stock-based compensation	(870)	(1,243)
Retained earnings	269,555	215,714
Accumulated other comprehensive income	643	(8,624)

	468,863	378,709

	$ 724,438	$ 662,045

(See accompanying notes)

COGNOS INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$000s, CDN GAAP)
(Unaudited)

	Three months ended November 30,		Nine months ended November 30,

	2003	2002	2003	2002

Cash flows from operating activities
Net income	$ 23,926	$ 19,177	$ 53,841	$ 40,702
Non-cash items
Depreciation and amortization	7,744	6,451	23,182	19,850
Amortization of deferred stock-based compensation	215	148	605	518
Amortization of other deferred compensation	44	119	168	415
Deferred income taxes	1,057	3,961	4,772	1,962
Loss on disposal of fixed assets	76	8	539	109

	33,062	29,864	83,107	63,556
Change in non-cash working capital
Decrease (increase) in accounts receivable	(5,716)	(18,157)	26,181	15,642
Decrease (increase) in prepaid expenses and other current assets	2,327	1,687	(1,533)	855
Increase (decrease) in accounts payable	837	4,259	(9,941)	(4,458)
Decrease in accrued charges	(4,610)	(355)	(11,682)	(9,755)
Increase (decrease) in salaries, commissions, and related items	6,647	3,390	(7,141)	935
Increase (decrease) in income taxes payable	3,967	125	5,126	(3,074)
Decrease in deferred revenue	(7,314)	(5,484)	(22,665)	(14,903)

Net cash provided by operating activities	29,200	15,329	61,452	48,798

Cash flows from investing activities
Maturity of short-term investments	88,663	19,851	205,473	190,232
Purchase of short-term investments	(144,406)	(139,146)	(277,445)	(228,789)
Additions to fixed assets	(6,165)	(3,559)	(18,349)	(11,328)
Acquisition costs	(254)	--	(484)	--

Net cash used in investing activities	(62,162)	(122,854)	(90,805)	(49,885)

Cash flows from financing activities
Issue of common shares	8,896	4,106	27,005	9,831
Purchase of treasury shares	--	--	(564)	--
Repurchase of shares	--	(6,850)	--	(19,992)
Decrease in long-term debt and long-term liabilities	--	(2,361)	(1,697)	(5,464)

Net cash provided by (used in) financing activities	8,896	(5,105)	24,744	(15,625)

Effect of exchange rate changes on cash	4,111	72	8,248	354

Net increase (decrease) in cash and cash equivalents	(19,955)	(112,558)	3,639	(16,358)
Cash and cash equivalents, beginning of period	186,182	289,100	162,588	192,900

Cash and cash equivalents, end of period	166,227	176,542	166,227	176,542
Short-term investments, end of period	154,668	161,561	154,668	161,561

Cash, cash equivalents, and short-term investments, end of period	$ 320,895	$ 338,103	$ 320,895	$ 338,103

(See accompanying notes)

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Corporation in United States (U.S.) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to the preparation of interim financial information. The consolidated balance sheet at February 28, 2003 has been extracted from the audited consolidated financial statements at that date. Accordingly, these consolidated financial statements do not include all information and footnotes as required in the preparation of annual consolidated financial statements. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Annual Information Form for the fiscal year ended February 28, 2003.

The preparation of these unaudited consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

All information is presented in thousands of U.S. dollars, unless otherwise stated. Consolidated financial statements prepared in accordance with U.S. GAAP, in U.S. dollars, are made available to all shareholders, and filed with various regulatory authorities.

2.	Revenue Recognition

The Corporation recognizes revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants.

Substantially all of the Corporation’s product license revenue is earned from licenses of off-the-shelf software requiring no customization. Revenue from these licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a license includes the right to return the product for refund or credit, revenue is deferred, until the right of return lapses.

Revenue from product support contracts is recognized ratably over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts, and that would not have been incurred but for the acquisition of that contract, are deferred and expensed in the period the related revenue is recognized. These costs include commissions payable on sales of support contracts.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

Services revenue from education, consulting, and other services is recognized at the time the services are rendered. Many of the Corporation’s sales include both software and services. Where the service is (1) not essential to the functionality of any other element of the transaction and (2) stated separately such that the total price of the arrangement is expected to vary as a result of the inclusion or exclusion of the service, the software element is accounted for separately from the service element. Where these two criteria are not met, the entire arrangement is accounted for using the percentage of completion method in accordance with SOP 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts.

For contracts with multiple obligations (e.g. deliverable and undeliverable products, support obligations, education, consulting and other services), the Corporation allocates revenue to each element of the contract based on objective evidence, specific to the Corporation, of the fair value of the element.

3.	Stock-based Compensation

The Corporation applies CICA Handbook section 3870, Stock-based Compensation and Other Stock-Based Payments, (CICA 3870) in accounting for its stock option, stock purchase, and restricted share unit plans. Except for certain options assumed on the acquisition of Adaytum, Inc. (Adaytum) where compensation cost has been recognized in the financial statements, the exercise price of all stock options is equal to the market price of the stock on the trading day preceding the date of grant. Where the exercise price of stock options is equal to the market price of the stock on the trading day preceding the date of grant, no compensation cost has been recognized in the financial statements for its stock option and stock purchase plans. For restricted share units, the fair value of each unit is calculated at the date of grant. Compensation cost relating to the restricted share unit plan is recognized in the financial statements over the vesting period.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

If the fair values of the options granted had been recognized as compensation expense on a straight-line basis over the vesting period of the grant, stock-based compensation costs would have reduced net income, basic net income per share and diluted net income per share as indicated in the table below (000s, except per share amounts):

	Three months ended November 30,		Nine months ended November 30,

	2003	2002	2003	2002

Net income:
As reported	$ 23,926	$ 19,177	$ 53,841	$ 40,702
Add: Stock-based employee
compensation included above	215	148	605	518
Less: Stock-based employee
compensation using fair value based
method	(5,435)	(7,392)	(17,498)	(20,556)

Pro forma	$ 18,706	$ 11,933	$ 36,948	$ 20,664

Basic net income per share:
As reported	$0.27	$0.22	$0.60	$0.46
Add: Stock-based employee
compensation included above	--	--	0.01	0.01
Less: Stock-based employee
compensation using fair value based
method	(0.06)	(0.08)	(0.20)	(0.23)

Pro forma	$0.21	$0.14	$0.41	$0.24

Diluted net income per share:
As reported	$0.26	$0.21	$0.59	$0.45
Add: Stock-based employee
compensation included above	--	--	--	0.01
Less: Stock-based employee
compensation using fair value based
method	(0.06)	(0.08)	(0.19)	(0.23)

Pro forma	$0.20	$0.13	$0.40	$0.23

Weighted average number of shares:
Basic	89,692	87,845	89,133	87,916

Diluted	92,614	89,882	91,779	90,487

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

The fair value of the options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Three months ended November 30,		Nine months ended November 30,

	2003	2002	2003	2002

Risk-free interest rates	3.0%	N/A*	2.9%	3.7%
Expected life of options (years)	4.3	N/A*	4.3	2.9
Expected volatility	57.1%	N/A*	57.2%	67.9%
Dividend yield	0.0%	N/A*	0.0%	0.0%

* There were no options granted during the three months ended November 30, 2002.

4.	Goodwill

During the three and nine months ended November 30, 2003, there were additions to goodwill of $254,000 and $484,000, respectively. During the three and nine months ended November 30, 2002, there were additions to goodwill of $115,000 and $293,000, respectively. All additions during the three and nine months ended November 30, 2003 and November 30, 2002 were related to additional consideration paid to the former shareholders of Teijin Cognos Incorporated (TCI). The consideration was based on the net revenue of TCI during each quarter as per the original agreement. The Corporation has designated the beginning of its fiscal year as the date for the annual impairment test, and performed the required test as of March 1, 2003. Based on this test, goodwill is not considered to be impaired.

	Three months ended November 30,		Nine months ended November 30,

	2003	2002	2003	2002

	($000s)		($000s)
Beginning balance	$170,221	$15,408	$169,991	$15,230
Additions	254	115	484	293

Closing balance	$170,475	$15,523	$170,475	$15,523

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

5.	Intangible Assets

	As at November 30, 2003		As at February 28, 2003

	Cost	Accumulated Amortization	Cost	Accumulated Amortization	Amortization Rate

	($000s)		($000s)
Acquired technology	$ 33,381	$16,627	$33,381	$ 11,821	20%
In-process technology	38,400	36,367	38,400	34,906	20%
					Compensation
Deferred compensation	8,945	8,930	8,945	8,763	Period
Contractual relationships	7,800	866	7,800	134	12.5%

	88,526	$62,790	88,526	$55,624

	(62,790)		(55,624)

Net book value	$ 25,736		$32,902

Amortization of intangible assets was $2,375,000 and $1,968,000 in the quarters ended November 30, 2003 and November 30, 2002, respectively, and was $7,166,000 and $6,962,000 in the nine months ended November 30, 2003 and November 30, 2002, respectively. The estimated amortization expense related to intangible assets is as follows ($000s):

2004 (Q4)	2,193
2005	5,922
2006	5,498
2007	4,915
2008	4,375
2009	975
2010 and thereafter	1,858

6.	Income Taxes

The Corporation provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year. During the quarter ended November 30, 2003, the Corporation reduced its estimated effective tax rate for fiscal 2004 by 2 percentage points to reflect its current expectations for the full fiscal year. This change in estimate had no effect on income before taxes but increased net income for the three and nine month periods ended November 30, 2003 by $1,462,000. Basic and diluted earnings per share for the three months ended November 30, 2003 would have been $0.25 and $0.24, respectively, without this change, a decrease of $0.02. For the nine months ended November 30, 2003, basic and diluted earnings per share would have been $0.59 and $0.57, respectively, a decrease of $0.01 and $0.02, respectively.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

7.	Net Income per Share

The reconciliation of the numerator and denominator for the calculation of basic and diluted net income per share is as follows: (000s except per share amounts)

	Three months ended November 30,		Nine months ended November 30,

	2003	2002	2003	2002

Basic Net Income per Share
Net income	$23,926	$19,177	$53,841	$40,702

Weighted average number of shares oustanding	89,692	87,845	89,133	87,916

Basic net income per share	$0.27	$0.22	$0.60	$0.46

Diluted Net Income per Share
Net income	$23,926	$19,177	$53,841	$40,702

Weighted average number of shares oustanding	89,692	87,845	89,133	87,916
Dilutive effect of stock options	2,922	2,037	2,646	2,571

Adjusted weighted average number of shares
outstanding	92,614	89,882	91,779	90,487

Diluted net income per share	$0.26	$0.21	$0.59	$0.45

8.	Comprehensive Income

Comprehensive income includes net income and other comprehensive income (OCI). OCI refers to changes in net assets from transactions and other events, and circumstances other than transactions with stockholders. These changes are recorded directly as a separate component of Stockholders’ Equity and excluded from net income. The only other comprehensive income item for the Corporation relates to foreign currency translation adjustments pertaining to those subsidiaries not using the U.S. dollar as their functional currency net of derivative gains or losses.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

        The components of comprehensive income were as follows ($000’s):

	Three months ended November 30,		Nine months ended November 30,

	2003	2002	2003	2002

Net income	$ 23,926	$ 19,177	$53,841	$40,702
Other comprehensive income:
Foreign currency translation adjustments	2,931	(286)	9,267	473

Comprehensive income	$ 26,857	$ 18,891	$63,108	$41,175

9.	Segmented Information

The Corporation has one reportable segment—computer software products.

10.	Stockholders’ Equity

The Corporation issued 543,000 common shares valued at $8.9 million, and 326,000 common shares valued at $4.1 million during the quarters ended November 30, 2003 and November 30, 2002, respectively. The Corporation issued 1,769,000 common shares valued at $27.0 million and 755,000 common shares, valued at $9.8 million during the nine months ended November 30, 2003 and November 30, 2002, respectively. The issuance of shares in both periods was pursuant to the Corporation’s stock purchase plan and the exercise of stock options by employees, officers and directors.

The Corporation did not repurchase common shares during the quarter and nine months ended November 30, 2003, but repurchased 342,000 common shares valued at $6.8 million and 910,000 common shares valued at $20.0 million during the three and nine months ended November 30, 2002. Repurchased shares were part of an open market share repurchase program, except 180,000 shares purchased during the quarter ended August 31, 2002 which were purchased under a secondary offering of the Corporation’s common shares.

Stockholder’s equity increased by $215,000 and $148,000 for the quarter ended November 30, 2003 and November 30, 2002, respectively due to the amortization of the deferred compensation related to the restricted share unit plan. For the nine month periods ended November 30, 2003 and November 30, 2002, stockholder’s equity increased by $605,000 and $518,000, respectively because of this amortization.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

11.	Liabilities in Connection with Acquisition

The Corporation undertook a restructuring plan in conjunction with the acquisition of Adaytum during January 2003. In accordance with Emerging Issues Committee (EIC) No. 42, Costs Incurred On Business Combinations (EIC 42), the liability associated with this restructuring is considered a liability assumed in the purchase price allocation. This restructuring primarily relates to involuntary employee separations of approximately 90 employees of Adaytum, accruals for abandoning leased premises of Adaytum and related write-downs of leasehold improvements as well as asset write-downs of Adaytum. The employee separations impact all functional groups and geographic regions of Adaytum. The remaining accrual is included on the balance sheet as accrued charges and salaries, commissions, and related items. All amounts excluding lease payments are expected to be paid during fiscal 2004. Outstanding balances for the lease payments will be paid over the lease term unless settled earlier. The Corporation does not believe that any unresolved contingencies, purchase price allocation issues, or additional liabilities exist that would result in a material adjustment to the acquisition cost allocation.

($000s)	Employee separations	Other restructuring accruals	Total accrual	Asset write- downs	Total

Restructuring	$ 3,888	$ 3,976	$ 7,864	$ 768	$ 8,632
Cash payments	(248)	(11)	(259)	--	(259)
Asset write-downs	--	--	--	(768)	(768)

Balance as at
February 28, 2003	$ 3,640	$ 3,965	$ 7,605	$ --	$ 7,605
Cash payments	3,384	311	3,695	--	3,695

Balance as at
November 30, 2003	$ 256	$ 3,654	$ 3,910	$ --	$ 3,910

12.	Comparative Results

Certain of the prior period’s figures have been reclassified in order to conform to the presentation adopted during the current fiscal year. The Corporation has updated its income statement presentation to segregate from selling, general, and administrative expenses $17,599,000 and $50,219,000 for the three and nine months ended November 30, 2002, respectively and created a new line item for the cost of providing services. Additionally, the Corporation has segregated from selling, general, and administrative expenses $1,969,000 and $6,962,000 for the three and nine months ended November 30, 2002, respectively and created a new line item for amortization of intangible assets within operating expenses. This reclassification was made to provide more information to the users of the Corporation’s financial statements. This change in presentation does not affect previously reported assets, liabilities, or results of operations.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

13.	New Accounting Pronouncements

Stock-Based Compensation and Other Stock-Based Payments

During September 2003, CICA Handbook section 3870 (CICA 3870), Stock-Based Compensation and other Stock-Based Payments was amended. Under Canadian GAAP, this amendment requires a fair value based method for accounting for stock-based compensation, and provides alternative methods of transition for the change to this method. The provisions of this amendment are effective for the Corporation’s fiscal year 2005 and apply to all employee grants. The Corporation will voluntarily adopt the provisions of this statement in the fourth quarter of fiscal 2004 retroactive to the beginning of the fiscal year. The Corporation currently discloses the effects of expensing stock-based compensation costs using the fair value based method of accounting in Note 3 to the consolidated financial statements.